Exhibit 12

TEREX CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2015		2014		2015		2014
Earnings:
Income (loss) before income taxes	$76.9		$86.4		$206.3		$257.8
Adjustments:
Undistributed (income) loss of less than 50% owned investments	0.3		(1.1)		(3.3)		(0.9)
Fixed charges	32.2		39.7		102.2		119.2
Earnings	$109.4		$125.0		$305.2		$376.1
Fixed charges:
Interest expense, including debt discount amortization	$24.7		$28.8		$79.9		$90.9
Amortization/writeoff of debt issuance costs	1.3		4.4		4.1		8.6
Portion of rental expense representative of interest factor (assumed to be 33%)	6.2		6.5		18.2		19.7
Fixed charges	$32.2		$39.7		$102.2		$119.2
Ratio of earnings to fixed charges	3.4	x	3.1	x	3.0	x	3.2	x
Amount of earnings deficiency for coverage of fixed charges	$—		$—		$—		$—